GALIANO GOLD REPORTS 2024 GUIDANCE,

PRELIMINARY Q1 OPERATING RESULTS AND A 38% INCREASE
IN ABORE M&I MINERAL RESOURCES

(all dollars in U.S. dollars)

Vancouver, British Columbia, April 16, 2024 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to provide 2024 operating and cost guidance, preliminary first quarter operational results and an update on the improved Abore Mineral Resource  at the Company's Asanko Gold Mine (the "AGM"), located in Ghana, West Africa.

2024 Full Year Guidance

The AGM is expected to produce between 140,000 to 160,000 ounces at forecast All-In Sustaining Cost ("AISC")1 of between $1,600/oz to $1,750/oz. With the AGM now owned 90% by Galiano, production is expected to significantly exceed that of 2023, more than doubling the Company's attributable gold production. AISC1 is anticipated to be slightly elevated in 2024 primarily due to the waste stripping to access consistent ore feed at Abore, which will benefit future years production.

Sustaining capital, exclusive of capitalized waste stripping, is expected to be approximately $10 million in 2024.

Growth capital in 2024 is expected to be approximately $20 million and primarily includes plant upgrades (additional Carbon-In-Leach tanks, a secondary crusher and associated circuit upgrades) and site establishment costs.

The exploration program in 2024 is expected to be in line with previous years at $15 million. The spend is planned to be equally split between generative and near-mine exploration activities.

Preliminary Q1 2024 Operating Results

For the three months ended March 31, 2024, the AGM produced 30,386 gold ounces, in-line with the Company's expectations, as the mill feed was sourced from existing stockpiles, while Abore pre-stripping continued. The Company expects to be processing higher grade ore from the Abore pit by the end of the second quarter of 2024.

As of March 31, 2024, the Company had $130.8 million in unaudited cash and cash equivalents and no debt.  These balances include the financial results of the AGM, which were consolidated by the Company effective March 4, 2024, upon closing of the transaction with Gold Fields Limited.

1 Refer to Non-IFRS Performance Measures

Preliminary Q1 2024 Operational Results2

Q1 2024
Gold produced (oz)	30,386
Gold sold (oz)	31,840
Average realized gold price ($/oz)	2,056

2024 First Quarter Financial Results Announcement

The Company will release its condensed consolidated interim financial statements and Management's Discussion and Analysis for the three months ended March 31, 2024 and 2023 after market close on May 2, 2024.

38% Increase to Abore Measured and Indicated ("M&I") Mineral Resource Estimate

Following successful 2023 and early 2024 infill drilling programs at Abore, a notable increase to the Abore Mineral Resource Estimate ("MRE") was completed effective March 31, 2024.  This new estimate includes assay results from an additional 119 exploration drill holes, totaling 27,039 metres, completed since the December 31, 2022 MRE, as described in the 2023 Technical Report3. The net impact of the additional drilling exceeded conversion of the Inferred Mineral Resources to Indicated Mineral Resources. The Abore M&I Mineral Resources increased by 181,000 ounces (38%), as a result of improved grade (13%) and tonnage (22%) from 1.16 grams per tonne ("g/t") to 1.31 g/t, and from 12.8 million tonnes to 15.6 million tonnes, respectively. Both estimates were based on an $1,800 per ounce gold price and an equivalent cut-off grade of 0.45 g/t Au.

These results, in addition to other infill and step out drilling results, will be used to update a consolidated AGM Mineral Reserve Estimate and an optimized Life of Mine plan in the fourth quarter of 2024.

"With the consolidation of the AGM completed during the first quarter, I am pleased to report on the work the team has been focused on since completing this transformational milestone," stated Matt Badylak, Galiano's President & Chief Executive Officer. "The significant increase in M&I Resources at Abore highlights the deposit's importance to the AGM life of mine and work is underway to update the Mineral Reserve Estimate. This estimate is expected to grow on the back of the expanded MRE and provide additional mill feed optionality going forward.

Across the AGM, we strongly believe in the long-term potential for growth through successful infill and step out drilling at all of our existing deposits. This focus, combined with ongoing greenfield exploration success and a rising gold price environment, bodes well for further extension of the AGM life of mine and additional value creation for our shareholders."

2 Results from the Asanko Gold Mine are on a 100% basis for the three months ended March 31, 2024.

3 Refer to "NI 43-101 Technical Report and Feasibility Study for the Asanko Gold Mine, Ashanti Region, Ghana" with an effective date of December 31, 2022, which is available on the Company's website and filed on SEDAR+.

Long section through Abore deposit showing drill holes and constraining resource shells

Mineral Resource Statement for the AGM

Mineral Resource Estimate as of December 31, 2022, except Abore and Stockpiles, which are as of March 31, 2024.

Deposit	Measured			Indicated			Measured & Indicated Total			Inferred
	Tonnes	Au Grade	Au Contained	Tonnes	Au Grade	Au Contained	Tonnes	Au Grade	Au Contained	Tonnes	Au Grade	Au Contained
	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)	(Mt)	(g/t)	(koz)
Nkran	--	--	--	15.3	1.89	931	15.3	1.89	931	3.6	1.83	209
Esaase	--	--	--	30.6	1.25	1,227	30.6	1.25	1,227	8.2	1.26	334
Abore	--	--	--	15.6	1.31	658	15.6	1.31	658	1.4	1.14	50
Adubiaso	--	--	--	3.1	1.47	148	3.1	1.47	148	0.1	1.05	3
Akwasiso	--	--	--	1.4	1.16	52	1.4	1.16	52	0.2	1.28	9
Asuadai	--	--	--	1.6	1.23	64	1.6	1.23	64	0.1	1.29	4
Dynamite Hill	--	--	--	2.2	1.34	95	2.2	1.34	95	1.0	1.24	40
Midras South	--	--	--	--	--	--	--	--	--	5.4	1.32	232
Miradani North	--	--	--	7.9	1.39	352	7.9	1.39	352	2.9	1.3	122
Stockpiles	2.1	0.69	47	--	--	--	2.1	0.69	47	--	--	--
Total	2.1	0.69	47	77.7	1.41	3,527	79.8	1.39	3,574	22.9	1.36	1,003

Notes:

• Mr. Malcolm Titley of CSA Global UK is the Qualified Person responsible for the Nkran Mineral Resource statement. Mr. Eric Chen, P.Geo., Vice President Mineral Resources for Galiano Gold Inc., is the Qualified Person responsible for the Stockpiles and Abore Mineral Resource statement. Dr. Oy Leuangthong, PEng and Mr. Glen Cole, PGeo of SRK Consulting (Canada) Inc. are Qualified Persons responsible Mineral Resource statements for Esaase, Miradani North, Adubiaso, Midras South, Akwasiso, Asuadai and Dynamite Hill.

• Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Due to rounding, some columns or rows may not compute exactly as shown.

• Reported within an optimized pit shell assuming a price of USD1,800/oz gold and using various cut-off grades: 0.40 g/t gold for Nkran; 0.50 g/t in Oxides and 0.60 g/t gold in Transition and Fresh for Esaase; and 0.45 g/t gold for all other deposits. Metallurgical recovery of 94% for all deposits, except in Esaase, where gold recoveries vary based on lithology.

• All tonnages are reported as in situ dry tonnes.

• Mineral Resources are inclusive of Mineral Reserves.

• All quantities are reported on a 100% basis.

• The Stockpiles and Abore Mineral Resources are stated as of March 31, 2024 and all other deposits are stated with an effective date of December 31, 2022 and remain current.

Non-IFRS Performance Measures

The Company has included certain non-IFRS performance measures in this news release. These non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-IFRS Measures section of Galiano's Management's Discussion and Analysis for an explanation of these measures and reconciliations to the Company's and the JV's reported financial results in accordance with IFRS.

  All-in Sustaining Costs per Gold Ounce Sold

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, sustaining capitalized stripping costs, reclamation cost accretion and lease payments made to and interest expense on the AGM's mining and service lease agreements per ounce of gold sold. Excluded from AISC are one-time severance charges in line with World Gold Council guidance.

Qualified Persons

Mr. Eric Chen, P.Geo., Vice President Mineral Resources of Galiano, is a Qualified Person as defined by 43-101, and is the Qualified Person responsible for the Stockpiles and Abore Mineral Resource statement.

Mr. Richard Miller, P.Eng., Vice President Technical Services of Galiano, is a Qualified Person as defined by NI 43-101, and has approved all other scientific and technical information contained in this news release.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Measured, Indicated and Inferred Resources

Disclosure regarding the Company's mineral properties, including with respect to mineral reserve and mineral resource estimates included in this news release, was prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the U.S. Securities and Exchange Commission (SEC) generally applicable to U.S. companies. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: statements regarding the Company's expectations and timing with respect to current and planned drilling programs at Abore, and the results thereof; the Company's belief in the potential of the AGM, including the additional value creation for the Company's shareholders; the Company's plans to update a consolidated AGM mineral reserves estimate and life of mine plan and timing thereof; the Company's expections regarding production, AISC, sustaining capital, growth capital and the exploration program in 2024; the expected processing of higher grade ore from the Abore pit and timing thereof; and the timing for release of the Company's Q1 financials. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this news release.

The increase in M&I Mineral Resources has not demonstrated economic viability or changed production forecasts, and therefore is not considered a material change for Galiano.

The updated Abore MRE remains supportive of the current Abore Mineral Reserves as described in the 2023 Technical Report.